UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ____________________________

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                             Inter-Tel, Incorporated
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    458372109
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                                 (CUSIP Number)


                                Steven G. Mihaylo
                                 P.O. Box 19790
                               Reno, Nevada 89511
                                 (775) 338-4699
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   Copies to:

                             Brian J. McCarthy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                                  June 14, 2006
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.  Names of Reporting Persons.   Steven G. Mihaylo

    I.R.S. Identification Nos. of above persons (entities only). Not applicable.
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2. Check the Appropriate Box if a Member of a Group (see Instructions)
                                                                        (A) [X]
                                                                        (B) [ ]
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3.  SEC Use Only

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4.  Source of Funds (see Instructions)

    OO, BK
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                     [ ]

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6.  Citizenship or Place of Organization

    United States of America
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Number of Shares          7.       Sole Voting Power
Beneficially Owned by
Each Reporting Person              5,179,498
With                     ------------------------------------------------------

                          8.       Shared Voting Power

                                   None
                         ------------------------------------------------------
                          9.       Sole Dispositive Power

                                   5,179,498
                         ------------------------------------------------------
                          10.      Shared Dispositive Power

                                   None
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

    5,179,498
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12. Check if the Aggregate Amount In Row (11) Excludes Certain Shares
    (See Instructions)                                                     [ ]

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13. Percent of Class Represented by Amount in Row 11

    19.6%
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14. Type Of Reporting Person (See Instructions)

    IN
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

CUSIP No. 458372 109


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1.  Names of Reporting Persons.   Vector Capital Corporation

    I.R.S. Identification Nos. of above persons (entities only).    94-3311525
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2.  Check the Appropriate Box if a Member of a Group (see Instructions)
                                                                        (A) [X]
                                                                        (B) [ ]
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3.  SEC Use Only

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4.  Source of Funds (see Instructions)

    OO, BK
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                      [ ]
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6.  Citizenship or Place of Organization

    State of Delaware
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Number of Shares          7.       Sole Voting Power
Beneficially Owned by
Each Reporting Person              None*
With                     ------------------------------------------------------

                          8.       Shared Voting Power

                                   None*
                         ------------------------------------------------------
                          9.       Sole Dispositive Power

                                   None*
                          -----------------------------------------------------
                          10.      Shared Dispositive Power

                                   None*
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

    None*
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12. Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See
    Instructions)                                                          [X]*

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13. Percent of Class Represented by Amount in Row 11

    0*
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14. Type Of Reporting Person (See Instructions)

    CO
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*Vector Capital Corporation affirms membership in a "group" for purposes of
Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended, with Steven G. Mihaylo, but disclaims beneficial ownership of the shares of the Issuer's Common Stock beneficially owned by Mr. Mihaylo.

         This Amendment No. 5 amends and supplements the Schedule 13D, dated March 3, 2006 (the "Original Schedule 13D"), and filed by Steven G. Mihaylo ("Mr. Mihaylo") with the Securities and Exchange Commission (the "SEC") on March 6, 2006, as amended by Amendment No. 1 thereto, dated April 10, 2006 and filed by Mr. Mihaylo with the SEC on April 10, 2006 ("Amendment No. 1"), Amendment No. 2 thereto, dated April 21, 2006 and filed by Mr. Mihaylo with the SEC on April 21, 2006 ("Amendment No. 2"), Amendment No. 3 thereto, dated May 8, 2006 and filed by Mr. Mihaylo with the SEC on May 8, 2006 ("Amendment No. 3"), and Amendment No. 4 thereto, dated May 18, 2006 and jointly filed by Mr. Mihaylo and Vector Capital Corporation ("Vector") with the SEC on May 18, 2006 ("Amendment No. 4" and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Schedule 13D"), with respect to the common stock, no par value per share ("Common Stock"), of Inter-Tel, Incorporated ("Inter-Tel"). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.


Item 3.  Source and Amount of Funds or Other Consideration.

         The information set forth in Item 4 of the Schedule 13D with respect to
(a) the commitment of Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., Royal Bank of Canada and RBC Capital Markets and (b) the equity commitments of Mr. Mihaylo and Vector is incorporated herein by this reference.

Item 4.  Purpose of Transaction.

         The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

         On June 14, 2006, Mr. Mihaylo and Vector submitted a proposal to the Board of Directors of Inter-Tel to acquire all of the outstanding shares of Common Stock (other than shares beneficially owned by Mr. Mihaylo that he will contribute to IAC (as defined below)) for $22.50 per share in cash. A copy of the proposal is filed as Exhibit 9 to this Schedule 13D and the text of which is incorporated herein by this reference.

         On June 15, 2006, Mr. Mihaylo and Vector issued a press release with respect to the proposal, the text of which follows:

                STEVEN G. MIHAYLO AND VECTOR CAPITAL MAKE OFFER
                      TO ACQUIRE INTER-TEL, INCORPORATED.

           Offer to Purchase Outstanding Shares for $22.50 Per Share

         TEMPE, AZ - June 15, 2006 - Steven G. Mihaylo, the founder, former Chairman and Chief Executive Officer and largest shareholder of Inter-Tel, Incorporated (NasdaqNM: INTL), together with Vector Capital Corporation ("Vector"), announced today that they have submitted a proposal to the Board of Directors of Inter-Tel, Incorporated to acquire all of the outstanding common shares of the Company for $22.50 per share in cash.

         The purchase price represents a premium of approximately 14% over the closing price of the Company's common stock on The Nasdaq National Market on March 3, 2006, the last trading day prior to the announcement by Mr. Mihaylo that he was evaluating his alternatives with respect to the Company and his shares of the Company's common stock. It also represents a premium of approximately 12% over the closing price of the Company's common stock on June 14, 2006.

         The offer was made through INTL Acquisition Corp., a Delaware corporation ("IAC") organized by an affiliate of Mr. Mihaylo and Vector, and excludes shares beneficially owned by Mr. Mihaylo that he will contribute to IAC. Mr. Mihaylo and Vector told the Board of Directors of the Company that because the Company elected to limit their access to certain persons and information, preventing them from completing their due diligence review within the timeframe set forth in the settlement agreement between Mr. Mihaylo and the Company, the proposal is subject to the satisfactory completion of confirmatory due diligence, as well as the negotiation and execution of definitive documents reasonably satisfactory to the parties. Mr. Mihaylo and Vector also told the Board that assuming prompt and full access and cooperation, they are confident that this confirmatory due diligence can be completed concurrently with the drafting and negotiation of definitive documents.

         Mr. Mihaylo and Vector have committed to provide the equity capital to fund the acquisition, and have received from Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., Royal Bank of Canada and RBC Capital Markets a commitment to provide an aggregate of $300 million in acquisition debt financing.

         The Company has raised various issues with respect to the offer, and Mr. Mihaylo and Vector have responded. The substance of these communications, as well as a copy of the proposal, will be set forth in the amendment to the Schedule 13D that Mr. Mihaylo and Vector expect to file with the Securities and Exchange Commission later today.

A copy of the commitments of Mr. Mihaylo, Vector and Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., Royal Bank of Canada and RBC Capital Markets, respectively, are filed hereto as Exhibits 10, 11 and 12 and the text of which are incorporated herein by this reference. A copy of the press release is filed as Exhibit 13 to this Schedule 13D.

         Counsel for Mr. Mihaylo and Vector and counsel for Inter-Tel exchanged several emails in the course of the evening of June 14, 2006. Counsel for Inter-Tel indicated that he believed that the proposal as described to him was conditional as it indicated a need to conduct additional due diligence with respect to the matters that had not been previously provided.

         In response to this position, counsel for Mr. Mihaylo and Vector sent the following email to counsel for Inter-Tel:

                 In response to your email, we note that you have not asserted that Inter-Tel has fully complied with its obligations under the Settlement Agreement to provide access to due diligence. Our clients believe that the lack of access to the diligence that Inter-Tel committed to provide them prior to June 15 was a breach of the Settlement Agreement. If it is Inter-Tel's position that our clients' proposal is not a Mihaylo Proposal, then Inter-Tel's breach was a material breach of the Settlement Agreement and suspended our clients' obligations under the Settlement Agreement.

                 Our clients believe that Inter-Tel cannot rely on its own misconduct to boot-strap an argument that our clients are in breach of the Settlement Agreement. Had the requested diligence been provided by Inter-Tel as required by the Settlement Agreement, our clients would have been able to make a proposal without a confirmatory due diligence condition. Inter-Tel's failure to provide the diligence left our clients with no choice but to proceed with the best proposal they could make under the circumstances. In fact, Inter-Tel's financial advisor was made aware of this issue and was apprised of the fact that the Mihaylo Proposal might necessarily have to contain such a condition.

                 Inter-Tel's recent offer to provide our clients with an extension of time to make their proposal did not address, at the time it was made, other issues in the Settlement Agreement, including Inter-Tel's ability to amend its charter or bylaws to prevent Mr. Mihaylo from calling a special meeting of shareholders if a Mihaylo Proposal was not made prior to June 15, 2006. Even if Inter-Tel's offer had adequately addressed these issues, Inter-Tel's failure to comply with its obligation to give our clients full access to due diligence materials over the prior six weeks suggested to our clients that this offer was simply another effort to delay our clients' ability to make a proposal.

                 In addition, the Settlement Agreement provides that, other than by evaluating and making a Mihaylo Proposal, our clients would not offer or propose to acquire any common stock of Inter-Tel, provided that activities in connection with evaluating and making a Mihaylo Proposal are not subject to this restriction. While our clients believe that their proposal is a Mihaylo Proposal under the terms of the Settlement Agreement, should Inter-Tel take a contrary position, our clients believe that they have the right to submit this proposal as part of their evaluating and making a Mihaylo Proposal.

                 Notwithstanding the foregoing, our clients are extremely interested in completing confirmatory due diligence that was denied them and, if Inter-Tel complies with its obligations under the Settlement Agreement and the results of such additional diligence are satisfactory, they would be prepared to remove the due diligence condition to their proposal. Our clients are prepared to move expeditiously and, assuming prompt and full access and cooperation, are confident that this confirmatory due diligence can be completed concurrently with the drafting and negotiation of definitive documents.

         Following submission of the proposal, counsel for Inter-Tel indicated that he believed that the proposal received by Inter-Tel was a material breach of the Settlement Agreement. Mr. Mihaylo and Vector dispute this contention. Counsel for Inter-Tel also indicated that the Inter-Tel Board, in furtherance of its fiduciary duties, would carefully consider, evaluate and respond to such proposal.

Item 5.  Interest in Securities of the Issuer.

         The response to Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

         (a) As of June 14, 2006, Mr. Mihaylo beneficially owned an aggregate of 5,179,498 shares of Common Stock, representing approximately 19.6% of the outstanding Common Stock (based on 26,390,401 shares outstanding as of March 31, 2006, as reported in Inter-Tel's Form 10-Q filed with the SEC on May 10, 2006). Of these 5,179,498 shares of Common Stock, Mr. Mihaylo (i) is the holder of record of 144,000 shares and (ii) may be deemed to be the beneficial owner of the 5,035,498 shares of Common Stock held by The Steven G. Mihaylo Trust (the "Trust") because Mr. Mihaylo is the sole trustee of the Trust.

                  Vector does not have sole or shared voting or dispositive power with respect to any shares of Common Stock, and disclaims beneficial ownership of shares of Common Stock beneficially owned by Mr. Mihaylo.

         (b) Mr. Mihaylo has the sole power to vote and direct the vote, and the sole power to dispose of and direct the disposition of, the Shares.

                  Vector does not have sole or shared voting or dispositive power with respect to any shares of Common Stock, and disclaims beneficial ownership of shares of Common Stock beneficially owned by Mr. Mihaylo.

         (c) On May 12, 2006, in connection with his appointment to the Inter-Tel Board of Directors pursuant to the Settlement Agreement, Mr. Mihaylo received a grant of options to purchase 7,500 shares of Common Stock with an exercise price of $21.11 per share. Such options are exercisable beginning November 12, 2006.

                  On June 7, 2006, in connection with his service as a Director of Inter-Tel, Mr. Mihaylo received a grant of options to purchase 2,750 shares of Common Stock with an exercise price of $20.95 per share. Such options are exercisable beginning December 7, 2006.

                  The information set forth in Item 5(d) of the Schedule 13D with respect to the Agreement and the Memorandum is incorporated herein by this reference.

         (d) As disclosed in Item 6 of the Schedule 13D, pursuant to the Agreement with RBC, Mr. Mihaylo has agreed to pay RBC an agreed upon topping fee in the event that a Third Party Transaction is consummated during the term of the Agreement or during the 12 months following the term, and such Third Party Transaction is subsequent to any offer (whether written or oral) made by Mr. Mihaylo to Inter-Tel relating to a Transaction. As disclosed in Item 4 of the Schedule 13D, on June 14, 2006, Mr. Mihaylo and Vector submitted the proposal, satisfying one of the conditions for payment of the topping fee: that an offer be made by Mr. Mihaylo to Inter-Tel relating to a Transaction.

                  As disclosed in Item 6 of the Schedule 13D, pursuant to the Memorandum, if, after Mr. Mihaylo/Summit and Vector extend a proposal to jointly acquire Inter-Tel, Mr. Mihaylo chooses to sell or vote his shares, within 12 months of the termination of the Memorandum, in favor of another change of control transaction, Mr. Mihaylo/Summit would pay to Vector, either in cash or in the form of consideration received by Mr. Mihaylo for his shares of Common Stock in such transaction, a specified amount as "overbid protection" in accordance with the formula set forth in the Memorandum. As disclosed in Item 4 of the Schedule 13D, on June 14, 2006, Mr. Mihaylo and Vector submitted the proposal, satisfying one of the conditions for payment of the "overbid protection" amount: that Mr. Mihaylo/Summit and Vector extend a proposal to jointly acquire Inter-Tel.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The response to Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of such Item 6:

                  The information set forth in Items 4 and 5(d) of the Schedule
              13D with respect to the proposal is incorporated herein by this reference.

Item 7.  Material to be Filed as Exhibits.

         The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of such Item 7:

         Exhibit 9: Letter from INTL Acquisition Corp. to the Board of Directors of Inter-Tel, Incorporated dated June 14, 2006.

         Exhibit 10: Letter from Steven G. Mihaylo to INTL Acquisition Corp. dated June 14, 2006 (incorporated by reference to Exhibit A to Exhibit 9).

         Exhibit 11: Letter from Vector Capital Corporation to INTL Acquisition Corp. dated June 14, 2006 (incorporated by reference to Exhibit B to Exhibit 9).

         Exhibit 12: Letter from Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., Royal Bank of Canada and RBC Capital Markets to INTL Acquisition Corp. dated June 14, 2006 (incorporated by reference to Exhibit C to Exhibit 9).

         Exhibit 13: Press release issued by Steven G. Mihaylo and Vector Capital Corporation dated June 15, 2006.

         Exhibit 14: Joint Filing Agreement between Vector Capital Corporation and Steven G. Mihaylo dated May 18, 2006 (incorporated by reference to Exhibit 7 to the Schedule 13D).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   June 15, 2006

                                          /s/  Steven G. Mihaylo
                                          -------------------------------------
                                          STEVEN G. MIHAYLO


                                          VECTOR CAPITAL CORPORATION

                                          By:  /s/  Christopher G. Nicholson
                                              ---------------------------------
                                          Name:  Christopher G. Nicholson
                                          Its:   Authorized Signatory

                                  EXHIBIT INDEX

         The Exhibit Index is hereby amended and supplemented by adding the following at the end of such Exhibit Index:

         Exhibit 9: Letter from INTL Acquisition Corp. to the Board of Directors of Inter-Tel, Incorporated dated June 14, 2006.

         Exhibit 10: Letter from Steven G. Mihaylo to INTL Acquisition Corp. dated June 14, 2006 (incorporated by reference to Exhibit A to Exhibit 9).

         Exhibit 11: Letter from Vector Capital Corporation to INTL Acquisition Corp. dated June 14, 2006 (incorporated by reference to Exhibit B to Exhibit 9).

         Exhibit 12: Letter from Deutsche Bank Trust Company Americas, Deutsche Bank Securities Inc., Royal Bank of Canada and RBC Capital Markets to INTL Acquisition Corp. dated June 14, 2006 (incorporated by reference to Exhibit C to Exhibit 9).

         Exhibit 13: Press release issued by Steven G. Mihaylo and Vector Capital Corporation dated June 15, 2006.

         Exhibit 14: Joint Filing Agreement between Vector Capital Corporation and Steven G. Mihaylo dated May 18, 2006 (incorporated by reference to Exhibit 7 to the Schedule 13D).